Janus Investment Fund

151 Detroit Street

Denver, Colorado 80206-4805

February 16, 2017

Asen Parachkevov

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Janus Investment Fund –
Registration Statements on Form N-14

Dear Mr. Parachkevov:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Janus Investment Fund (the “Trust”) hereby requests acceleration of the effective date of (i) the Trust’s Registration Statement on Form N-14 (File No. 333-215393) relating to the reorganization of Janus Fund, a series of the Trust, with and into Janus Research Fund, a series of the Trust; and (ii) the Trust’s Registration Statement on Form N-14 (File No. 333-215394) relating to the reorganization of Janus Twenty Fund, a series of the Trust, with and into Janus Forty Fund, a series of the Trust, so that each Registration Statement shall become effective at 12:00 p.m., Eastern time, on Friday, February 17, 2016, or as soon as practical thereafter.

Sincerely,

JANUS INVESTMENT FUND

By:	/s/ Kathryn L. Santoro
Kathryn L. Santoro